INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2006

ENERGY METALS CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30
(Unaudited)

	September 30,	June 30,
	2006	2006
	$	$
ASSETS
Current
Cash and cash equivalents	35,338,598	25,947,294
Short-term investments (Note 4)	41,366,680	53,826,750
Receivables	182,100	115,612
Prepaid expenses and deposits	445,162	292,918

Total current assets	77,332,540	80,182,574

Long-term investments (Note 5)	10,445,936	3,113,586
Non-refundable deposit (Note 6)	-	557,500
Reclamation bonds (Note 7)	2,111,523	557,500
Property, plant and equipment (Note 8)	10,439,095	9,824,427
Mineral properties (Note 9)	46,790,358	26,389,003

Total assets	147,119,452	120,624,590

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	434,139	527,864

Asset retirement obligation (Note 10)	934,966	915,266
Future income taxes	10,694,603	6,019,000

Total liabilities	12,063,708	7,462,130

Shareholders' equity
Capital stock (Note 11)	148,340,738	126,140,507
Contributed surplus (Note 11)	6,022,182	3,912,155
Commitment to issue shares (Note 11)	1,525,000	1,525,000
Deficit	(20,832,176)	(18,415,202)

Total shareholders’ equity	135,055,744	113,162,460

Total liabilities and shareholders’ equity	147,119,452	120,624,590

Nature and continuance of operations (Note 1)
Commitments (Note 16)
Subsequent events (Note 17)

On behalf of the Board:

/s/ Paul Matysek	Director	/s/ James G.G. Watt	Director

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY METALS CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED SEPTEMBER 30
(Unaudited)

	2006	2005
	$	$

EXPENSES
Advertising and promotion	105,833	34,014
Amortization	66,341	9,012
Automobile	4,645	-
Bank charges and interest	6,311	1,755
Consulting fees	453,032	112,240
Filing and regulatory fees	17,085	4,900
Insurance	58,135	1,250
Management fees	52,500	37,500
Office and miscellaneous	86,593	19,194
Professional fees	356,797	36,181
Rent	69,359	(103)
Repaits and Maintenance	27,840	-
Salaries and benefits	527,867	33,622
Scanning and maps	79,636	-
Stock-based compensation (Note 11)	1,586,253	82,393
Telephone	17,107	5,509
Transfer agent	13,817	3,397
Travel	105,363	26,705

Loss before other items	(3,634,514)	(407,569)

OTHER ITEMS
Foreign exchange gain (loss)	(65,682)	(20,734)
Accretion of reclamation obligation	(19,557)	-
Gain on sale of short-term investments	513,979	-
Interest income	788,800	118,893
	1,217,540	98,159

LOSS FOR THE PERIOD	(2,416,974)	(309,410)

DEFICIT, BEGINNING OF PERIOD	(18,415,202)	(12,833,233)

DEFICIT, END OF PERIOD	(20,832,176)	(13,192,643)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.04)	$(0.01)

Weighted average number of common shares outstanding	64,695,587	25,326,419

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY METALS CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30
(Unaudited)

	2006	2005
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(2,416,974)	(309,410)
Items not affecting cash:
Accretion of reclamation obligation	19,557	-
Amortization	66,341	9,012
Gain on sale of short-term investments	(513,979)	-
Stock-based compensation	1,586,253	82,393

Changes in non-cash working capital items:
(Increase) decrease in receivables	3,196	(52,891)
Increase in prepaids	(134,585)	(1,786)
Decrease in accounts payable and accrued
liabilities	(176,623)	(52,970)

Net cash used in operating activities	(1,566,814)	(325,652)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties expenditures	(2,023,958)	(1,521,106)
Recovery of mineral property costs	-	12,040
Additions to property, plant and equipment	(681,009)	(15,126)
Cash acquired on acquisition of subsidiaries	5,614,982	-
Non-refundable deposit	557,500	-
Purchase of short-term investments	(3,587,377)	-
Purchase of long-term investments	(8,000,000)	-
Proceeds on sale of short-term investments	16,756,427	-
Reclamation bonds	(1,487,055)	-

Net cash provided by (used in) investing activities	7,149,510	(1,524,192)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	3,808,608	1,142,379

Change in cash and cash equivalents during the period	9,391,304	(707,465)

Cash and cash equivalents, beginning of period	25,947,294	19,701,747

Cash and cash equivalents, end of period	35,338,598	18,994,282

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activities include the acquisition, development and exploration of uranium properties.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent upon the Company’s ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management’s opinion, been properly prepared using careful judgement with reasonable limits of materiality. These Interim consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended June 30, 2006. The significant accounting policies followed are consistent with those disclosed in the consolidated financial statements for the year ended June 30, 2006. The significant differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles are disclosed in Note 14.

3.	ACQUISITION OF SUBSIDIARY

On July 10, 2006, the Company acquired all of the issued and outstanding shares of Quincy Energy Corp., a publicly trading company listed on the TSX Venture Exchange under the symbol QUI on the basis of 0.20 shares of the Company for every 1.00 common share of Quincy. The acquisition is accounted for using the purchase method.

Total cost of acquisition was $19,527,047 consisting of the issuance of 10,232,602 common shares with a fair value, of $13,627,736, stock options allowing the holders to acquire 652,000 common shares of which the fair value is $2,263,180, warrants allowing the holders to aquire 1,325,974 shares of which the fair value is $2,968,481 and the cancellation of its shares in Quincy at a cost of $667,650. Quincy’s operating results were recognized in the consolidated statement of operations beginning on July 10, 2006, the effective date of the acquisition.

The allocation of the purchase cost of Quincy’s assets and liabilities are as follows:

Cash	$5,614,982
Receivables	69,684
Prepaid expenses and deposits	17,659
Reclamation Bond	66,826
Accounts payable and accrued liabilities	(82,897)
Mineral properties	18,516,396
Future tax liability	(4,675,603)
$19,527,047

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

4.	SHORT-TERM INVESTMENTS

	September	June 30
	30	2006
	2006	$
	$

Bankers acceptances	32,612,490	46,503,088
Marketable securities	8,754,190	7,323,662

	41,366,680	53,826,750

The bankers acceptances have effective interest rates of 4.16% to 4.27% and mature on dates ranging from October 11, 2006 to April 5, 2007. The quoted fair market value of the marketable securities as at September 30, 2006 was $11,764,872 (June 30, 2006 - $7,378,162)

5.	LONG-TERM INVESTMENTS

	September	June 30
	30	2006
	2006	$
	$

Quincy Energy Corp.	-	667,650
High Plains Uranium Inc.	10,445,936	2,445,936

	10,445,936	3,113,586

The quoted fair market value of the long-term investments as at September 30, 2006 was $11,526,778 (June 30, 2006 - $3,714,985).

On August 15, 2006, the Company entered into a letter of intent to aquire all of the issued and outstanding shares of High Plains Uranium Inc – See Note 16 (b)

6.	NON-REFUNDABLE DEPOSIT

On November 16, 2005, the Company paid a non-refundable deposit of US$500,000 to Quincy pursuant to an acquisition agreement to acquire all the issued and outstanding shares of Quincy. On July 10, the acquisition was completed and the deposit was refunded (Note 3).

7.	RECLAMATION BONDS

Reclamation bonds consist of bonds and other cash payments made as security to cover the cost of reclamation of the related properties. Once the reclamation of the properties is complete, the bond will be returned to the Company.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

8.	PROPERTY, PLANT AND EQUIPMENT

		September 30, 2006			June 30, 2006

		Accumulated	Net Book		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Book Value
	$	$	$	$	$	$

Plant and machinery	9,627,820	-	9,627,820	9,299,008	-	9,299,008
Drilling equipment	117,254	2,944	114,310	-	-	-
Computer equipment	422,925	96,318	326,607	206,979	65,206	141,773
Office equipment	163,639	53,791	109,848	155,105	45,696	109,409
Automobiles	291,852	46,509	245,343	289,647	25,399	264,248
Leasehold improvements	21,591	6,424	15,167	13,333	3,344	9,989

	10,645,081	205,986	10,439,095	9,964,072	139,645	9,824,427

9.	MINERAL PROPERTIES

	Three months	Year ended
	ended,	June 30
	September 30	2006
	2006
	$	$

Acquisition costs:
Balance, beginning of period	26,038,861	3,206,248
Additions:
Contractual	18,904,068	23,529,098
Filing fees	982,886	328,942
Lease payments	74,548	348,993
Staking	39,178	154,626
Title search	781	47,312
	46,040,322	27,615,219

Costs recovered	(235,246)	(1,576,358

Balance, end of period	45,805,076	26,038,861

Exploration costs:
Balance, beginning of period	350,142	22,664
Additions:
Assay	1,864	-
Consulting fees	270,772	180,448
Drafting	24,560	73,468
Drilling	213,545	17,297
Maps	25,725	14,595
Reports	-	35,053
Roads	53,179	-
Shed	10,045	-
Storage	1,007	-
Tools	24,368	-
Truck lease	10,075	4,660
Travel	-	1,957

Balance, end of period	985,282	350,142

Total costs	46,790,358	26,389,003

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

9.	MINERAL PROPERTIES (cont’d…)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

a)

On July 19, 2004, the Company entered into an agreement with an individual who subsequently became a director of the Company to acquire a 100% interest in advanced uranium properties known as Aurora Project – New U Claims in Oregon and Velvet Project – UT in Utah. As consideration, the Company issued 1,000,000 common shares valued at $350,000. In addition, the Company issued 100,000 common shares valued at $35,000 as a finder’s fee.

Under the terms of this agreement, the Company was granted a right of first refusal to acquire the interest of the vendor in other properties located in Arizona, Wyoming, Colorado, New Mexico, Nevada, Utah and Texas.

b)	On September 24, 2004, the Company entered into an agreement to acquire a 100% interest in the Frank M Uranium property in Utah. As consideration, the Company is required to pay the following amounts:

US$	15,000	Upon signing (paid)
	20,000	First anniversary (paid)
	25,000	Second anniversary(paid)
	40,000	Third anniversary
US$	100,000

In addition, the Company is required to issue the following common shares:

10,000	First anniversary (issued at a fair value of $12,000)
10,000	Second anniversary (issued at a fair value of $56,000)
10,000	Third anniversary
30,000

c)

On October 25, 2004, the Company entered into an agreement to acquire a 100% interest in certain mineral claims and leases located in Arizona and Wyoming. As consideration, the Company issued 500,000 common shares valued at $750,000.

d)

On October 25, 2004, the Company entered into an agreement with an individual who subsequently became a director of the Company to acquire a 100% interest in certain mineral claims and leases located in Arizona and Wyoming. As consideration, the Company issued 1,250,000 common shares valued at $1,875,000.

e)

On November 5, 2004, the Company entered into an agreement with Quincy to grant a 50% interest in certain mineral properties located in Arizona. The Company received US$10,000 and is entitled to receive the following shares in Quincy:

125,000	Upon regulatory approval (received at a fair value of $70,000)
40,000	December 31, 2005 (received at a fair value of $26,400)
85,000	December 31, 2006
100,000	December 31, 2007
125,000	December 31, 2008
175,000	December 31, 2009
650,000

On July 10, 2006, the Company acquired Quincy and the above entitlements were cancelled.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

9.	MINERAL PROPERTIES (cont’d…)

f)

On February 4, 2005, the Company entered into an agreement to acquire a 100% interest in the Congress Property in Utah. As consideration, the Company paid US$15,000 and issued 10,500 common shares valued at $18,900. The claims are subject to a 5.1% NPI.

g)

On May 18, 2005, the Company entered into an agreement with Quincy to option a 51% interest in the Company’s Aurora property in Oregon. The Company received US$25,000 and is entitled to receive the following shares in Quincy:

1,000,000	Upon execution of agreement (received at a fair value of $660,000)
333,333	May 18, 2007
333,333	May 18, 2008
333,334	May 18, 2009
2,000,000

On July 10, 2006, the Company acquired Quincy and the above entitlements were cancelled.

h)

On June 1, 2005, the Company entered into an agreement with a director of the Company for the use of certain exploration databases and was granted the right to sublicense these databases in exchange for a 20% fee on any consideration received. The Company subsequently sublicensed various records and data regarding a uranium mining project in S. Africa to Uranco Inc. The Company received US$67,000. An amount of US$13,400 was paid to a director of the Company in respect of this sale pursuant to this agreement.

i)

On June 20, 2005, the Company entered into an option agreement with Glen Hawk Minerals Ltd. (“GHM”) in respect of certain staked claims known as the San Rafael Property in Utah. Under the terms of the agreement, GHM is entitled to a 51% interest upon completion of the following:

	i)	pay US$ 15,000 upon execution of agreement (received)
	ii)	pay US$ 20,000 (received) and issue 600,000 shares in GHM (received at a fair value of $54,000)
	iii)	issue 850,000 shares in GHM over the next five years
	iv)	incur US$ 1,100,000 of exploration expenditures with the next 5 years.

On May 30, 2006, GHM terminated the option agreement.

j)

On June 20, 2005, the Company entered into an option agreement with Thelon Ventures Ltd. (“Thelon”) to grant a 51% interest in certain staked claims known as the White River Valley property in Nevada. As consideration, the Company is entitled to receive the following:

	i)	cash payment of US$10,000 upon execution of agreement (received)
	ii)	cash payment of US$10,000 and 500,000 shares in Thelon (received at a fair value of $40,000)
	iii)	750,000 shares in Thelon over the next 5 years (received 100,000 at a fair value of $17,500)

In addition, Thelon is required to incur exploration expenditures of US$1,000,000 over the next 5 years. An additional 29% interest can be earned by Thelon in exchange for funding a bankable feasibility study.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

9.	MINERAL PROPERTIES (cont’d…)

k)

On August 23, 2005, the Company exercised its right of first refusal granted in an agreement dated July 19, 2004 with a director of the Company to acquire all of his interest in various uranium properties. As consideration, the Company has made a commitment to issue the following shares:

	i)	500,000 Upon regulatory approval (issued at a fair value of $1,525,000)
	ii)	500,000 January 5, 2006 (issued at a fair value of $1,525,000)
	iii)	500,000 January 5, 2007

l)

On September 16, 2005, the Company entered into an agreement with United Nuclear Corporation to acquire the technical data pertaining to national and international uranium properties for cash consideration of $842,800.

m)

On October 24, 2005, the Company entered into an agreement to acquire the technical data pertaining to uranium properties. As consideration, the Company issued 219,100 common shares valued at $701,120 and paid cash consideration of $750,720.

n)

On November 16, 2005, the Company entered into an agreement with Powertech Industries Inc. (“Powertech”) to sell its 100% interest in certain properties located in South Dakota. As consideration, the Company received 1,000,000 common shares and 1,250,000 share purchase warrants valued at $1,370,000 in Powertech upon closing. The Company is entitled to 2% to 4% royalties.

o)

On March 10, 2006, the Company acquired all of the issued and outstanding shares of Standard (Note 3). Included in the assets of Standard are the Palangana mineral properties located in Duval County, Texas.

p)	On July 10, 2006, the Company acquired all the issued and outstanding shares of Quincy. Included in the assets of Quincy are mineral properties with a fair value of $18,516,396.

q)

On August 4, 2006, the company entered into an option agreement with Bluerock Resources Ltd. (“Bluerock”) in respect of the Skull Creek property in Colorado. Under the terms of the agreement, Bluerock is entitled to 65% interest upon completion of the following:

i.	Pay US$6,000 upon execution of agreement (received).
ii.	Issue 300,000 shares in Bluerock upon regulatory approval (received).
iii.	Issue 600,000 shares in Bluerock on January 1, 2007.
iv.	Issue 600,000 shares in Bluerock on January 1, 2008
v.	Issue 500,000 shares in Bluerock on January 1, 2009
vi.	Issue 500,000 shares in Bluerock on January 1, 2010
vii.	Issue 500,000 shares in Bluerock on January 1, 2011
viii.	Incur US$2,500,000 in exploration expenditures by December 31, 2010

An additional 10% interest can be earned by Bluerock for funding through a bankable feasibility study within 24 months following exercising of option.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

10.	ASSET RETIREMENT OBLIGATION

	September 30	June 30
	2006	2006
	$	$
Balance, beginning of period	915,266	-
Liabilities assumed on acquisition of property	-	928,400
Unrealized foreign exchange loss (gain)	143	(37,399)
Interest accretion	19,557	24,265

Balance, end of period	934,966	915,266

The amount represents an accrued estimate of costs that would be incurred to restore the property, plant and equipment to the condition that existed prior to its operation. As the Company plans to operate the plant, no reclamation work is currently planned. Once the plant is operational, the accrual will be adjusted in accordance with estimated reclamation costs to be incurred.

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

		Capital	Contributed
	Number	Stock	Surplus
	Of Shares	$	$

Authorized:
Unlimited number of common shares
without par value

Issued:

Balance as at June 30, 2005	24,627,772	34,874,778	1,175,618
Acquisition of subsidiary	10,166,672	12,033,712	882,472
Private placements	14,700,000	71,350,000	-
Exercise of options	1,296,250	1,520,050	-
Exercise of share purchase warrants	2,301,931	3,401,777	-
For mineral properties	1,589,600	4,307,020	-
Stock-based compensation	-	-	2,479,411
Share issue costs	-	(2,492,176)	-
Agent’s warrants	-	-	520,000
Conversion of options on exercise	-	1,145,346	(1,145,346)

Balance as at June 30, 2006	54,682,225	126,140,507	3,912,155
Acquisition of subsidiary	9,999,602	13,627,736	5,231,661
Exercise of options	475,500	1,185,241	-
Exercise of share purchase warrants	788,512	2,623,367	-
For mineral properties	10,000	56,000	-
Stock-based compensation	192,000	1,128,960	457,293
Conversion of options on exercise	-	3,578,927	(3,578,927)

Balance as at September 30, 2006	66,147,839	148,340,738	6,022,182

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Commitment to issue shares

The Company is committed to issue 500,000 (June 30, 2006 – 500,000) common shares valued at $1,525,000 (June 30, 2006 - $1,525,000), being the value of the shares at the date the obligation arose.

Stock options and warrants

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 6,354,731 common shares of the Company. Under the plan, the exercise price of each option shall not be less than the average closing price as calculated on the date of grant. The options can be granted for a maximum term of 5 years and vest 25% on grant and 25% every six months.

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$

Outstanding, June 30, 2005	5,446,052	2.52	1,930,000	1.31
Granted	5,617,764	6.45	3,080,100	4.32
Exercised	(2,301,931)	1.48	(1,296,250)	1.17
Cancelled	(25,000)	1.50	(6,250)	1.70

Outstanding, June 30, 2006	8,736,885	5.33	3,707,600	3.85
Granted	-	-	330,000	5.33
Exercised	(788,512)	3.33	(475,500)	2.49
Issued upon acquisition of	1,323,474	4.22	652,000	2.83
subsidiary
Cancelled	(700)	3.25	-	-

Outstanding, September 30, 2006	9,271,147	5.34	4,214,100	3.96

Number currently exercisable	9,271,147	5.34	2,245,125	3.11

As at September 30, 2006, incentive stock options and share purchase warrants were outstanding as follows:

	Number of shares	Exercise Price	Expiry Date
Options	60,000	US$1.25	October 10, 2006
	350,000	1.48	November 26, 2006
	50,000	1.70	January 21, 2007
	100,000	2.40	May 13, 2007
	62,500	2.50	March 17, 2008
	180,000	7.00	June 20, 2008
	64,000	US$1.25	December 3, 2008
	192,000	1.27	April 11, 2009
	50,000	5.77	July 17, 2009
	80,000	3.00	November 1, 2009
	587,500	3.07	November 30, 2009
	490,000	3.15	December 1, 2009
	150,000	4.15	January 30, 2010
	70,000	2.80	February 1, 2010

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…) Stock options and warrants (cont’d…)

	275,000	4.00	February 20, 2010
	201,600	2.00	March 8, 2010
	707,500	7.10	April 21, 2010
	130,000	5.53	June 30, 2010
	20,000	5.90	July 16, 2010
	185,000	5.20	August 29, 2010
	75,000	5.20	September 29, 2010
	70,000	3.75	October 25, 2010
	64,000	4.11	February 24, 2011

Warrants
	1,000,000	2.00	February 1, 2007
	544,612	5.50	April 1, 2007
	1,845,613	4.00	April 19, 2007
	220,000	5.50	April 6, 2008
	2,750,000	6.50	April 6, 2008
	47,764	5.50	April 13, 2008
	2,600,000	6.50	April 13, 2008
Agent’s Compensation Options
	157,895	2.85	April 19, 2007
	105,263	4.00	April 19, 2007

Each agent’s compensation option is exercisable into one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $4.00 until April 19, 2007.

Stock-based compensation

During the three months ended September 30, 2006, the Company recognized stock based compensation of $1,586,253 (2005 - $82,393) in the statement of operations as a result of shares issued and incentive stock options granted and vested. The weighted average fair value of options granted was $3.26 (2005 - $0.53) per share.

The fair value of all compensatory options and warrants granted is estimated on grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

Risk-free interest rate	3.34%
Expected life	2 years
Volatility	49-50%
Dividend rate	0.00%

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

12.	RELATED PARTY TRANSACTIONS

During the three months ended September 30, 2006, the Company paid management fees of $52,500 (2005 - $37,500) companies controlled by directors.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, long-term investments, non-refundable deposit, reclamation bond and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

14.	SEGMENTED INFORMATION

The Company’s one reportable operating segment is the acquisition and exploration of mineral properties. Geographic information is as follows:

	September 30	June 30
	2006	2006
	$	$

Capital assets:
Canada	89,795	92,416
U.S.A.	57,139,658	36,121,014

	57,229,453	36,213,430

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	September 30	June 30
	2006	2006
	$	$

Cash paid during the year for interest	-	-

Cash paid during the year for income taxes	-	-

Cash and equivalents:
Cash balances	7,656,134	3,619,195
Bankers acceptances	27,682,464	22,328,099

	35,338,598	25,947,294

Significant non-cash transactions for the three months ended September 30, 2006 were as follows:

a)	Issuance of 10,232,602 common shares valued at $13,627,736 and granting of stock options warrants at a fair value of $5,231,661 to acquire Quincy Energy Corp.
b)	Cancellation of 1,165,000 shares in Quincy Energy Corp. at a cost of $667,650 as a result of the acquisition.
c)	Issuance of 192,000 shares valued at $ 1,128,960 for a signing bonus and milestones reached by employees.
d)	Issuance of 10,000 common shares valued at $56,000 for the acquisition of mineral properties.
e)	Receipt of short-term investments valued at $195,000 as the recovery of mineral properties.

Significant non-cash transactions for the three months ended September 30, 2006 were as follows:

a)	Issuance of 20,500 common shares valued at $30,900 for the acquisition of mineral properties.
b)	Receipt of 500,000 common shares of Thelon Ventures Ltd. valued at $40,000 as recovery of mineral properties.

16.	COMMITMENTS

a)	The Company has entered into operating lease agreements for premises with the following annual lease commitments:

2007	$173,153
2008	150,761
2009	24,055

$347,969

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

16.	COMMITMENTS (cont’d…)

b)

On August 15, 2006, the Company entered into a letter of intent (“LOI”) to acquire all the issued and outstanding shares of High Plains by way of share exchange at a deemed value of $1.15 per High Plains common share. Under the terms of the LOI, the Company subscribed for $8 million of convertible secured debentures of High Plains. The debentures will be convertible at the price of $0.93 per High Plains common share. The LOI also contemplates that the Company and High Plains will enter into a joint venture option agreement in respect of High Plains' interests in the Gas Hills and North Platte Complex properties in the State of Wyoming. This is subject to regulatory approval.

c)

On September 28, 2006, the Company entered into a Letter of Intent with General Electric Company to acquire all the issued and outstanding shares of Springer Mining Company for cash consideration of US$4,500,000. This transaction is subject to completion of due diligence and is expected to close on November 30, 2006. Subsequent to September 30, 2006, the Company paid a deposit of US$900,000, of which US$200,000 is non-refundable after completion of due diligence.

17.	SUBSEQUENT EVENTS

Subsequent to September 30, 2006, the Company:

a)	Issued 331,500 common shares for cash of $661,025 upon the exercise of outstanding stock options.
b)	Issued 120,000 common shares for cash of $690,000 upon the exercise of outstanding share purchase warrants.
c)	Granted stock options for 585,000 common shares exercisable at prices from $6.46 to $7.90 per share expiring in October 2010.